FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2006

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
 4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG
Press Release: “First Quarter Trading Statement 2006”

Filed herewith is a press release related to Syngenta AG. The full text of the press release follows:

# # #

Syngenta International AG Media Office CH-4002 Basel Switzerland Telephone: +41 61 323 23 23 Fax: +41 61 323 24 24 www.syngenta.com

Media Release

First Quarter Trading Statement 2006

Basel, Switzerland, April 19, 2006

Sales in the first quarter of 2006 were $2.7bn, 1% lower (CER) in comparison with a strong first quarter in 2005; reported sales were 5% lower due to a strengthening of the US dollar.

In Crop Protection, sales were 1% higher (CER). In Europe, Africa & Middle East a late start to the season was offset by a recovery in southern Europe, notably Spain, continued growth in Eastern Europe and a good performance in Germany. In NAFTA, growth was achieved across the region with new products again driving performance, notably the new cereal herbicide AXIAL® which made a strong start in its first season. Higher sales in Asia Pacific were led by China, as well as a number of countries in South East Asia. Sales in LATAM were somewhat lower due to challenging market conditions in Brazil.

Growth was achieved across all product lines with the exception of lower sales in fungicides, notably in Brazil. Professional Products again delivered solid growth with all three businesses –Seed Care, Lawn & Garden and Home Care - making significant contributions.

Seeds sales were 5% lower (CER). In comparison with a strong first quarter in 2005, corn and soybean sales were lower primarily due to production-related issues affecting corn in the USA. Diverse Field Crops again delivered good growth. Sales of Vegetables & Flowers were also higher, maintaining their growth record.

For the full year 2006, the company continues to target double digit growth in earnings per share*.

*Fully diluted, before restructuring and impairment and share repurchase program

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology. The company is a leader in crop protection, and ranks third in the high-value commercial seeds market. Sales in 2005 were approximately $8.1 billion. Syngenta employs some 19,000 people in over 90 countries. Syngenta is listed on the Swiss stock exchange (SYNN) and in New York (SYT). Further information is available at www.syngenta.com.

Media Enquiries:	Switzerland:	Guy Wolff	Tel:	+41 (61) 323 2323
	USA:	Sarah Hull	Tel:	+1 (202) 347 8348
	UK:	Andrew Coker	Tel:	+44 (1344) 41 4503

Analysts/Investors:	Switzerland:	Jonathan Seabrook	Tel:	+41 (61) 323 7502
		Jennifer Gough	Tel:	+41 (61) 323 5059
		Rhonda Chiger	Tel:	+1 (917) 322 2569

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta – April 19, 2006 / Page 1 of 2

Unaudited First Quarter Product Line and Regional Sales

	3 Months 2006	3 Months 2005	Actual	CER(1)
Syngenta	$m	$m	%	%

Crop Protection	1872	1931	- 3	+ 1
Seeds	846	921	- 8	- 5

Inter-segment elimination(2)	(11)	(5)	-	-

Total	2707	2847	- 5	- 1

Crop Protection

Product line
Selective herbicides	611	615	- 1	+ 3
Non-selective herbicides	167	163	+ 3	+ 5
Fungicides	538	595	- 10	- 4
Insecticides	295	304	- 3	+ 1
Professional products	244	229	+ 7	+ 8
Others	17	25	- 35	- 30

Total	1872	1931	- 3	+ 1

Regional
Europe, Africa and Middle East	744	818	- 9	-
NAFTA	651	630	+ 3	+ 2
Latin America	182	192	- 5	- 5
Asia Pacific	295	291	+ 1	+ 6

Total	1872	1931	- 3	+ 1

Seeds

Product line
Corn & Soybean	499	571	- 13	- 11
Diverse Field Crops	160	159	+ 1	+ 9
Vegetables and Flowers	187	191	- 2	+ 4

Total	846	921	- 8	- 5

Regional
Europe, Africa and Middle East	343	359	- 4	+ 5
NAFTA	465	531	- 12	- 12
Latin America	14	12	+ 15	+ 15
Asia Pacific	24	19	+ 25	+ 28

Total	846	921	- 8	- 5

(1)	Growth at constant exchange rates.

(2)	Crop Protection inter-segment sales are Seed treatment (Professional products) sales to Seeds.

Syngenta – April 19, 2006 / Page 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	April 20, 2006	By:	/s/ Christoph Mäder

			Name:	Christoph Mäder
			Title:	Head Global Legal and Taxes

		By:	/s/ Damian Heller

			Name:	Damian Heller
			Title:	Company Secretary